Exhibit (l)(1)

SUBSCRIPTION AGREEMENT

FOR CLASS I COMMON SHARES OF BENEFICIAL INTEREST OF

FS MULTI-STRATEGY ALTERNATIVES FUND, A SERIES OF FS SERIES TRUST

The undersigned hereby subscribes for and agrees to purchase 5,000 Class I common shares of beneficial interest, $0.001 par value per share (the “Class I Common Shares”), of FS Multi-Strategy Alternatives Fund, a series of FS Series Trust, a Delaware statutory trust (the “Trust”), at a price of ten dollars ($10.00) per Class I Common Share, and hereby agrees to contribute cash to the Trust on the date hereof as consideration for the Class I Common Shares in the amount of $50,000.00 (the “Consideration”). The undersigned further agrees to execute and deliver any and all documents or certificates necessary to transfer the Consideration to the Trust in full payment for the Class I Common Shares subscribed for hereunder.

Date: February 1, 2017

/s/ David J. Adelman
David J. Adelman